SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549

              FORM 11-K

 /X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993

                OR

 / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For  the  transition  period  from ____  to ____


Commission file number 1-7792

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           POGO PRODUCING COMPANY
         5 GREENWAY PLAZA, SUITE 2700
           HOUSTON, TEXAS 77046

Item 4. (a) Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA

        (b)  Exhibits --

           1.  Consent of Independent Public Accountant

              SIGNATURES


     Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             TAX-ADVANTAGED SAVINGS PLAN OF POGO
                             PRODUCING COMPANY

                             /s/John O. McCoy, Jr.

Date:  June 29, 1994         By: John O. McCoy, Jr.
                             Member of the Administrative Board